Exhibit 12
Conagra Brands, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirteen Weeks Ended
August 27, 2017
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$243.6
Add (deduct):
Fixed charges	43.8
Distributed income of equity method investees	—
Capitalized interest	(1.2)
Earnings available for fixed charges (a)	$286.2

Fixed charges:
Interest expense	$37.4
Capitalized interest	1.2
One third of rental expense (1)	5.2
Total fixed charges (b)	$43.8

Ratio of earnings to fixed charges (a/b)	6.5

(1) Considered to be representative of interest factor in rental expense.